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                                                                    EXHIBIT 12.4

                 IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                   (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
                            (dollars in thousands)


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                                                                     Fiscal Year Ended September 30
                                                ---------------------------------------------------------------------
                                                   1998           1997           1996           1995           1994
                                                ---------       --------       --------       --------       --------
Earnings
   Income (loss) from continuing operations    $ (140,552)     $  85,897      $ 140,656      $ 100,539      $ (11,351)
   Add:
     Loss from unconsolidated affiliate                                                                       117,158
     Provision for income taxes                   (33,291)        65,931         85,512         63,938         32,904
     Fixed charges                                 98,544         92,738         59,514         42,138         32,389

                                                ---------       --------       --------       --------       --------
   Earnings, as adjusted     (A)               $  (75,299)     $ 244,566      $ 285,682      $ 206,615      $ 171,100
                                                =========       ========       ========       ========       ========

Fixed charges
   Other interest expense, including
     interest on capital leases                $   70,668      $  47,453      $  37,179      $  21,672      $  16,118
   Estimated interest component of
     rental expense                                27,876         26,584         22,335         20,466         16,271
   Prepayment penalties on early
     extinguishment of debt                                       18,701
                                                ---------       --------       --------       --------       --------

   Total fixed charges                             98,544         92,738         59,514         42,138         32,389

   Preferred stock dividends, as adjusted          31,798         32,351         35,768         24,892         18,908
                                                ---------       --------       --------       --------       --------

   Total fixed charges and preferred
     stock dividends (B)                       $  130,342      $ 125,089      $  95,282      $  67,030      $  51,297
                                                =========       ========       ========       ========       ========

Ratio of earnings to fixed charges and
     preferred stock dividends (A) divided
     by (B)                                          (0.6) (1)       2.0 (2)        3.0 (3)        3.1            3.3
                                                     ====            ===            ===            ===            ===


(1) Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges
    (excluding finance subsidiaries) for the fiscal year ended September 30, 1998 is .2.

(2) Excluding the effect of transformation costs, the ratio of earnings to fixed charges and preferred stock dividends (excluding finance subsidiaries) for the fiscal year ended September 30, 1997 is 3.0.

(3) Excluding the effect of transformation costs, the ratio of earnings to fixed charges and preferred stock dividends (excluding finance subsidiaries) for the fiscal year ended September 30, 1996 is 3.2.
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